LEAD INVESTOR



Gale Wilkinson Managing Partner @ Vitalize

As a future of work investor, I believe software that simplifies and democratizes data storytelling is going to be critical as the industry evolves. Just like Tableau was a first mover in data visualization, OpenAxis will be a first mover in data visualization for the "everyday user", someone who can use Google Sheets but is not an expert in Excel formulas and functions. I believe the product solves a real need in the market as employees without advanced technical skills are looking for ways to visualize data. The market is large. OpenAxis is the only solution for data visualization that is relatively inexpensive, lightweight enough for casual users to learn, and centered around collaboration, sharing and building a community. Existing tools focus on cataloging data (e.g. Statista), visualizing data (Tableau, Datawrapper) or managing data (Looker, data.world) but do not offer all of these features and/or are not designed for casual users. When it comes to the team, I have gotten to know Alex Damianou and his cofounders, and I believe in their ability to execute. The founding team has previous entrepreneurial experience along with deep finance and economics technical backgrounds. Although pre-revenue, the company has seen early signs of traction with its interested beta users, and I believe the company has a solid go-to-market strategy in place. The company's primary go-to-market strategy is outreach to individual creators and writers popular with large followings on Substack, Twitter, etc. When these writers create and share data with OpenAxis, their audience will be exposed to the product, thus driving an additional growth channel. OpenAxis is building its beta with over half of the top Substack writers on the waitlist. With additional funding, OpenAxis plans to build out an enterprise sales strategy, which I am confident the team has the expertise to do. I think the company will continue to differentiate from its competitors, including Tableau, Github, and Looker. Each of these companies are more focused on advanced technical users and less on the everyday user. OpenAxis makes it easy for anyone to visualize data. With this round of funding, the company has a number of goals, including planning to achieve 192,963 users (including 4,317 paid individual users and 3,836 paid enterprise users) in the next 18 months. The company also plans to achieve $100K in monthly recurring revenue in the next 18 months. I believe the company is headed in the right direction to achieve these goals. When it comes to an exit, I believe that the most likely exit for OpenAxis will be an IPO or a strategic acquisition by a major technology corporation such as Google or Microsoft or a cloud computing company such as Salesforce, Snowflake, or Amazon (Web Services).

Invested $5,000 this round

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